Exhibit (A)(1)(D)

OFFER TO PURCHASE FOR CASH

Any and All of the Outstanding Shares of Common Stock

of

GOLDEN TELECOM, INC.

at

$105.00 Net Per Share

by

LILLIAN ACQUISITION, INC.,

a Wholly Owned Subsidiary

of

VIMPELCOM FINANCE B.V.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT,

NEW YORK CITY TIME, ON FEBRUARY 15, 2008, UNLESS THE OFFER IS

EXTENDED BY LILLIAN ACQUISITION, INC.

January 18, 2008

To Brokers, Dealers, and Commercial Banks,

Trust Companies and Other Nominees:

We have been appointed by Lillian Acquisition, Inc., a Delaware corporation ( “Merger Sub”), and a wholly owned subsidiary of VimpelCom Finance B.V., a private company with limited liability incorporated under the laws of The Netherlands (“Parent”), to act as Information Agent in connection with Merger Sub’s offer to purchase any and all outstanding shares of common stock, par value $.01 per share (the “Shares”), of Golden Telecom, Inc. (the “Company”) at a purchase price of $105.00 net per Share in cash without interest (and less any amounts required to be deducted and withheld under any applicable law), upon the terms and subject to the conditions set forth in the Offer to Purchase dated January 18, 2008 (the “Offer to Purchase”) and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively, constitute the “Offer”) enclosed herewith.

Please furnish copies of the enclosed materials to those of your clients for whose accounts you hold Shares registered in your name or in the name of your nominee.

Enclosed for your information and use are copies of the following documents:

1. The Offer to Purchase, dated January 18, 2008.

2. The Letter of Transmittal, including a Certification of Taxpayer Identification Number on Substitute Form W-9, to be used by holders of shares of the Company’s common stock in accepting the Offer and tendering shares of the Company’s common stock. Facsimile copies of the Letter of Transmittal may be used to tender Shares.

3. A Notice of Guaranteed Delivery to be used to accept the Offer if certificates representing Shares and all other required documents are not immediately available or cannot be delivered to Citibank, N.A. (the “Depositary”) by the Expiration Date (as defined in the Offer to Purchase) or if the procedure for book-entry transfer cannot be completed by the Expiration Date.

4. A letter to stockholders of the Company from the Chief Executive Officer of the Company, accompanied by the Company’s Solicitation/Recommendation Statement on Schedule 14D-9.

5. A form of letter which may be sent to your clients for whose accounts you hold Shares registered in your name or in the name of your nominee, with space provided for obtaining such clients’ instructions with regard to the Offer.

6. Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9, providing information relating to backup federal income tax withholding.

7. A return envelope addressed to the Depositary.

We urge you to contact your clients as promptly as possible. Please note that the Offer and withdrawal rights will expire at 12:00 midnight, New York City time, on February 15, 2008, unless the Offer is extended by Merger Sub.

The Offer is being made pursuant to the Agreement and Plan of Merger (the “Merger Agreement”), by and among the Company, Parent and Merger Sub, dated as of December 21, 2007, pursuant to which, following the consummation of the Offer and the satisfaction or waiver of certain conditions, Merger Sub will be merged with and into the Company with the Company surviving the Merger as a wholly-owned subsidiary of Parent (the “Merger”). Upon completion of the Merger, each share outstanding immediately prior to the effective time of the Merger will be cancelled and converted into the right to receive the price per share paid in the Offer, payable to the holder in cash, without interest thereon, as set forth in the Merger Agreement and as described in the Offer to Purchase.

The Offer is subject to the condition that, among other things, there shall have been validly tendered and not properly withdrawn as of the date the Offer expires a number of Shares which, when added to any shares of the Company’s common stock already owned by Parent and its subsidiaries, represents at least 63.3% of the total number of outstanding Shares on the Expiration Date (as defined in the Offer to Purchase) (the “Minimum Condition”). The Offer is also subject to certain other conditions set forth in the offer to Purchase.

In all cases, payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (i) certificates evidencing such shares of the Company’s common stock (“Certificates”) (or a confirmation of a book-entry transfer of such Shares into the Depositary’s account at DTC), (ii) a properly completed and duly executed Letter of Transmittal (or a properly completed and manually signed facsimile thereof) or an Agent’s Message (as defined in the Offer to Purchase) in connection with a book-entry transfer and (iii) any other required documents.

If holders of Shares wish to tender, but it is impracticable for them to forward their Certificates or other required documents or to complete the procedures for delivery by book-entry transfer prior to the expiration of the Offer, a tender may be effected by following the guaranteed delivery procedure described under “The Tender Offer—Section 3. Procedures for Tendering Shares of The Company’s Common Stock” in the Offer to Purchase.

Merger Sub will not pay any fees or commissions to any broker, dealer or other person (other than the Depositary and the Information Agent as described in the Offer to Purchase) in connection with the solicitation of tenders of Shares pursuant to the Offer. However, Merger Sub will, upon request, reimburse you for customary mailing and handling expenses incurred by you in forwarding the enclosed materials to your clients. Merger Sub will pay or cause to be paid any stock transfer taxes payable with respect to the transfer of Shares pursuant to the Offer, except as otherwise provided in Instruction 6 of the Letter of Transmittal.

Any inquiries you may have with respect to the Offer should be addressed to D.F. King & Co., Inc. at the address and telephone numbers set forth on the back cover of the Offer to Purchase.

Additional copies of the enclosed materials may be obtained from the undersigned, at D.F. King & Co., Inc., 48 Wall Street, New York, New York 10005, or call collect (212) 269-5550 or toll-free (800) 431-9633.

Very truly yours,

D.F. KING & CO., INC.

Nothing contained herein or in the enclosed documents shall constitute you as the agent of Merger Sub, the Information Agent or the Depositary, or authorize you or any other person to use any document or make any statement on behalf of any of them in connection with the Offer other than the documents enclosed herewith and the statements contained therein.

The Offer is not being made to (nor will tenders of Shares be accepted from or on behalf of) holders in any jurisdiction in which the making or acceptance of the Offer would not be in compliance with the laws of such jurisdiction.

3